Exhibit 99.9

English translation - For information purposes only

MDXHEALTH

Limited Liability Company

CAP Business Center
Zone Industrielle des Hauts-Sarts
Rue d’Abhooz 31
4040 Herstal
Belgium

Registered with the Register of Legal Persons
VAT BE 0479.292.440 (RLP Liège, division Liège)

Report of the Board of Directors

in accordance with ARTICLES 7:180, 7:191 and 7:193 of the Belgian
Companies AND ASSOCIATIONS Code

1.	Introduction

On August 2, 2022, MDxHealth SA (the “Company”) entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Genomic Health, Inc. (a subsidiary of Exact Sciences Corporation referred to herein as “Exact Sciences”), pursuant to which among other things and subject to the terms and conditions included in the Asset Purchase Agreement, Exact Sciences agreed to sell and assign, and the Company agreed to purchase and assume, the business of developing, marketing and performing the Oncotype DX Genomic Prostate Score test (the “GPS Test Business”), in consideration of (i) a cash consideration of USD 24,999,999.64, (ii) the Initial Earn-Out Consideration (as defined below), and (iii) the First Closing Equity Consideration (as defined below).

On August 23, 2023, the Company and Exact Sciences entered into an amendment to the Asset Purchase Agreement (as further amended on October 9, 2023, the “Amendment”), pursuant to which they agreed to defer the payment of the Initial Earn-Out Consideration, in consideration of (i) the increase and replacement of the Initial Earn-Out Consideration by the Amended Earn-Out Consideration (as defined below), (ii) a cash consideration of USD 250,000, (iii) the Second Closing Equity Consideration (as defined below) and (iv) the commitment by the Company to issue to the benefit of Exact Sciences 1,000,000 new subscription rights for new shares of the Company (each exercisable for 1 new share of the Company) with a term until August 22, 2028, (the “Exact Sciences Warrants”).

In this context, the board of directors submits to the extraordinary general shareholders’ meeting of the Company convened on May 30, 2024 (or at any other subsequent date, should the legally required attendance quorum not be met at such meeting) (the “EGM”) the proposal to issue 1,000,000 Exact Sciences Warrants under the conditions described below in this report, and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, to the extent necessary, of the Company’s existing holders of subscription rights (share options), to the benefit of Exact Sciences, as provided for in the Amendment (the proposed issuance of the Exact Sciences Warrants, the “Transaction”).

Shareholders should note that the Exact Sciences Warrants are complex instruments and that Exact Sciences could benefit from a significant discount when subscribing for new shares by virtue of the potential exercise of the Exact Sciences Warrants, as described below.

English translation - For information purposes only

The Exact Sciences Warrants are subscription rights within the meaning of articles 7:67 et seq. of the Belgian Companies and Associations Code of 23 March 2019 (as amended from time to time) (the “Belgian Companies and Associations Code”).

For the purposes of the Transaction, this report has been prepared by the board of directors of the Company, in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code, in connection with the proposal of the board of directors to issue the Exact Sciences Warrants and to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, to the extent necessary, of the Company’s existing holders of subscription rights (share options), to the benefit of Exact Sciences.

In accordance with article 7:180 of the Belgian Companies and Associations Code, the board of directors provides in this report a justification of the proposed Transaction, including a justification of the proposed exercise price of the Exact Sciences Warrants, and a description of the consequences of the proposed Transaction for the financial and shareholder rights of the shareholders of the Company.

In accordance with article 7:191 of the Belgian Companies and Associations Code, the board of directors also provides in this report a justification of the proposal to dis-apply, in the interest of the Company, the statutory preferential subscription right of the existing shareholders of the Company and, to the extent necessary, of the Company’s existing holders of subscription rights (share options) in connection with the capital increase proposed in the Transaction and a description of the consequences thereof for the financial and shareholder rights of the shareholders of the Company.

In accordance with article 7:193 of the Belgian Companies and Associations Code, the justification of the proposed Transaction and the proposed exercise price of the Exact Sciences Warrants shall take into account in particular the financial situation of the Company, the identity of Exact Sciences and the nature and size of Exact Sciences’ contribution.

This report must be read together with the report prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code by the Company’s statutory auditor, BDO Réviseurs d’Entreprises SRL, a limited liability company organised and existing under the laws of Belgium, with registered office at Da Vincilaan 9, 1930 Zaventem, Belgium, represented by Mr. Bert Kegels.

2.	Context

2.1.	Asset Purchase Agreement and Amendment

Founded in February 1995, Exact Sciences is a leading, global, advanced cancer diagnostics company, listed on Nasdaq, which has developed some of the most impactful tests in cancer diagnostics.

On August 2, 2022, the Company and Exact Sciences entered into the Asset Purchase Agreement, pursuant to which, subject to its terms and conditions, Exact Sciences agreed to sell and assign, and the Company agreed to purchase and assume, the GPS Test Business for an aggregate purchase price of up to USD 100,000,000.00. Pursuant to the Asset Purchase Agreement, the aggregate purchase price was (to be) paid as follows:

(a)	Cash consideration: An amount of USD 24,999,999.64 was paid on the date of the Asset Purchase Agreement.

English translation - For information purposes only

(b)	First Closing Equity Consideration: An amount of USD 5,000,000.36, which remained outstanding as a payable (without accruing interest) due by the Company as from the date of the Asset Purchase Agreement, was contributed in kind on August 11, 2022, by Exact Sciences to the Company within the context of a capital increase by the Company within the framework of the authorised capital of the Company against the issuance by the Company of 6,911,710 new shares at an issue price of EUR 0.7056 (the “First Closing Equity Consideration”). The aggregate number of Company’s shares held by Exact Sciences was not to exceed more than 5% of the outstanding shares of the Company.

(c)	Initial Earn-Out Consideration: Following the signing of the Asset Purchase Agreement, an additional aggregate earn-out amount of up to USD 70,000,000.00 was to be paid by the Company to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed USD 30,000,000.00 and USD 40,000,000.00, respectively (the “Initial Earn-Out Consideration”). At the option of the Company, amounts reflecting the Initial Earn-Out Consideration could be settled in cash or through the issuance of additional shares of the Company by contribution in kind (at an issue price per share valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period), provided that the aggregate number of shares held by Exact Sciences was not to exceed more than 5% of the outstanding shares of the Company.

Subsequently, in order to defer the payment of the Initial Earn-Out Consideration, On August 23, 2023, the Company and Exact Sciences entered into the Amendment, the main terms of which can be summarised as follows:

(a)	Deferment of payments under the earn-out consideration provided by the Asset Purchase Agreement: Pursuant to the Amendment, and subject to its terms and conditions, Exact Sciences agreed to defer the payment of the Initial Earn-Out Consideration due by the Company under the Asset Purchase Agreement by 3 years, from 2024 to 2027.

(b)	Consideration of payments deferment: In consideration of such payments deferment, the Company agreed to the following:

(i)	Cash consideration: An amount of USD 250,000.00 was paid by the Company on the date of the Amendment.

(ii)	Second Closing Equity Consideration: An amount of USD 877,500.00 which remained outstanding as a payable (without accruing interest) due by the Company as from the date of the Amendment, was contributed in kind on October 20, 2023, by Exact Sciences to the Company within the context of a capital increase by the Company within the framework of the authorised capital of the Company against the issuance by the Company of 2,500,000 new shares at an issue price of EUR 0.3324 (the “Second Closing Equity Consideration”). It was also agreed that the aggregate number of Company’s shares held by Exact Sciences shall not exceed more than 7.5% of the outstanding shares of the Company (compared to 5% previously, under the Asset Purchase Agreement).

English translation - For information purposes only

(iii)	Amended Earn-Out Consideration: The Initial Earn-out Consideration was increased and replaced by an additional aggregate earn-out amount of up to USD 82,500,000.00 to be paid by the Company to Exact Sciences upon achievement of certain revenue milestones related to fiscal years 2023 through 2025, with the maximum earn-out payable in relation to 2023 and 2024 not to exceed USD 30,000,000.00 plus USD 10,000,000 (or such lesser amount if the maximum earn-out amount required to be paid exceeds USD 82,500,000.00 in the aggregate) and USD 40,000,000.00, respectively (the “Amended Earn-Out Consideration”). At the option of the Company, amounts reflecting the Amended Earn-Out Consideration can be settled in cash or through the issuance of additional shares of the Company by contribution in kind (at an issue price per share valued in function of a volume weighted average trading price of the Company’s shares at the end of the relevant earn-out period) to be delivered to Exact Sciences, provided that the aggregate number of shares held by Exact Sciences shall not exceed more than 7.5% of the outstanding shares of the Company (compared to 5% previously, under the Asset Purchase Agreement).

(iv)	Exact Sciences Warrants: Pursuant to the Amendment, the Company has committed to issue, to the benefit of Exact Sciences, 1,000,000 new subscription rights for new shares of the Company (each exercisable for 1 new share of the Company) with a term until August 22, 2028, such issuance having to be submitted for approval by an extraordinary general shareholders’ meeting of the Company to be convened (which is the reason why the present report has been prepared). The principal terms and conditions of the Exact Sciences Warrants are summarized in paragraph 3.1 below.

2.2.	Proposed issuance of the Exact Sciences Warrants

As indicated above, in the context of the Amendment, the Company has undertaken to Exact Sciences to issue the Exact Sciences Warrants to the benefit of Exact Sciences. In view hereof, the board of directors of the Company has undertaken to propose to the shareholders of the Company, in the context of the EGM, to approve the issuance by the Company, to the benefit of Exact Sciences, of the Exact Sciences Warrants.

The Company and Exact Sciences have agreed that the issuance of the Exact Sciences Warrants to Exact Sciences was essential for Exact Sciences to agree to the deferment of the payment of the Initial Earn-Out Consideration. Furthermore, in the event that the EGM does not approve the proposed issuance of the Exact Sciences Warrants, the Company may be in breach of its obligations under the Amendment.

3.	Proposed transaction

3.1.	Terms and Conditions of the Exact Sciences Warrants

The draft terms and conditions of the Exact Sciences Warrants are set out in Annex A to this report of the board of directors (the “Exact Sciences Warrants Terms and Conditions”). The principal terms and conditions of the Exact Sciences Warrants can, for information purposes, be summarised as follows:

●	Issuer: The Company (MDxHealth SA).

●	Right to subscribe for one ordinary share: Each subscription right entitles the holder to subscribe for one (1) ordinary share to be issued by the Company.

●	Exercise price: The exercise price of the Exact Sciences Warrants (i.e., the price to be paid in cash to subscribe for one new share in the Company when an Exact Sciences Warrant is exercised) will be USD 5.265.

●	Term: The Exact Sciences Warrants will have a term starting as from their issuance and ending on (and including) August 22, 2028.

English translation - For information purposes only

●	Exercisability: The exercise of the Exact Sciences Warrants will be subject to the terms and conditions contained in the Exact Sciences Warrants Terms and Conditions. The Exact Sciences Warrants may be exercised as from their issuance and until the end of their term, provided that a number of Exact Sciences Warrants with an aggregate exercise price of at least USD 250,000 are exercised by the holder thereof.

●	Nature of the shares issued upon exercise: Each Exact Sciences Warrant will entitle its holder to subscribe for one new share to be issued by the Company. The new shares to be issued upon exercise of the Exact Sciences Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares of the Company at the moment of their issuance and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issuance.

●	Increase of the share capital and allocation of the exercise price: Upon exercise of Exact Sciences Warrant and issue of new shares, the aggregate amount of the exercise price of the Exact Sciences Warrants will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the European Central Bank (“ECB”), as provided for in in section 5.4 of the Exact Sciences Warrants Terms and Conditions) the share capital of the Company. To the extent that the amount of the exercise price of the Exact Sciences Warrants, per share to be issued upon exercise of the Exact Sciences Warrants, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the Exact Sciences Warrants, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company.

●	Admission to listing and trading of the underlying shares: The new shares to be issued following the exercise of the Exact Sciences Warrants will be admitted to listing and trading on any principal stock exchange or other trading platform on which the Company’s other shares are then admitted to listing and trading. To this end, the Company will make the necessary filings and applications.

●	Transferability: Except if the Company were to explicitly allow a transfer of the Exact Sciences Warrants, the Exact Sciences Warrants cannot be transferred by the holder. Furthermore, the Exact Sciences Warrants will not be admitted to listing or trading.

●	Form: The Exact Sciences Warrants will be issued in registered form and cannot be dematerialised.

3.2.	Dis-application of the statutory preferential subscription right of existing shareholders

In the context of the proposed Transaction, the board of directors proposes to the EGM to dis-apply the statutory preferential subscription right of the Company’s existing shareholders and, to the extent necessary, of the Company’s existing holders of subscription rights (share options), in accordance with article 7:193 of the Belgian Companies and Associations Code, to the benefit of Exact Sciences

English translation - For information purposes only

Exact Sciences is not a member of the Company’s personnel within the meaning of article 1:27 of the Belgian Companies and Associations Code.

The dis-application of the statutory preferential subscription right of the existing shareholders and, to the extent necessary, of the Company’s existing holders of subscription rights (share options), is necessary in order to allow the Company to issue the Exact Sciences Warrants, as agreed in the Amendment.

3.3.	Exercise price

As indicated above, the Exact Sciences Warrants, may be exercised at an exercise price of USD 5.265 per new share. Subject to and in accordance with the respective provisions of the Exact Sciences Warrants Terms and Conditions, upon exercise of the Exact Sciences Warrants and the issuance of new shares, the exercise price of the Exact Sciences Warrants will be allocated to (as the case may be, following conversion into the Company’s share capital currency, on the basis of the relevant USD/EUR exchange ratio as shall be published by the ECB, as provided for in in section 5.4 of the Exact Sciences Warrants Terms and Conditions) the share capital of the Company. To the extent that the amount of the exercise price of the Exact Sciences Warrants, per share to be issued upon exercise of the Exact Sciences Warrants, exceeds the fractional value of the then existing shares of the Company existing immediately prior to the issue of the new shares concerned, a part of the exercise price, per share to be issued upon exercise of the Exact Sciences Warrants, equal to such fractional value shall be booked as share capital, whereby the balance shall be booked as issue premium. Following the capital increase and issuance of new shares, each new and existing share shall represent the same fraction of the share capital of the Company. Any issue premium will be accounted for on a non-distributable account on the liabilities side of the Company’s balance sheet under its net equity, and the account on which the issue premium will be booked shall, like the share capital, serve as a guarantee for third parties and can only be reduced on the basis of a lawful resolution of the general shareholders’ meeting passed in the manner required for an amendments to the Company’s articles of association.

3.4.	Rights attached to the new shares to be issued upon exercise of the Exact Sciences Warrants

As mentioned above, the new shares to be issued upon exercise of the Exact Sciences Warrants shall have the same rights and benefits as, and rank pari passu in all respects including as to entitlement to dividends and other distributions, with the existing and outstanding shares at the moment of their issue and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of their issue.

4.	Justification of the proposed Transaction

The board of directors believes that the Transaction is in the interest of the Company because, first and foremost, the Amendment, of which the Transaction is a part, allowed the Company to defer and amend payments in cash of milestones under the Initial Earn-Out Consideration, which in turn enabled the Company to preserve its cash resources for other general corporate and working capital purposes. If the Exact Sciences Warrants are not issued to Exact Sciences, as provided for in the Amendment, the Company could be in breach of its undertakings pursuant to the Amendment.

In addition, although there can be no guarantee that the Exact Sciences Warrants will ultimately be exercised, the exercise of the Exact Sciences Warrants and the payment of the corresponding exercise price of the Exact Sciences Warrants as the case may be, will provide the Company with additional cash, which can be used to further finance the Company’s activities and strengthen its balance sheet.

English translation - For information purposes only

The board of directors is aware that the issue of the Exact Sciences Warrants may result in additional dilution for shareholders. However, the dilution will depend on the actual exercise of the Exact Sciences Warrants. In any event, the board of directors believes this potential dilution does not outweigh a scenario in which the Company would have not entered into the Amendment and would have not obtained a deferment and amendment of payments in cash of milestones under the Initial Earn-Out Consideration.

For all of the above reasons, the board of directors believes that the proposed Transaction is in the interest of the Company, its shareholders, and other stakeholders. The board of directors therefore recommends that the EGM approves the issuance of the Exact Sciences Warrants.

5.	justification of the issuance price and exercise price of the Exact Sciences Warrants

Pursuant to the Exact Sciences Terms and Conditions, the Exact Sciences Warrants will be granted to Exact Sciences without any further consideration.

The exercise price of the Exact Sciences Warrants of USD 5.265 (representing the share capital of the Company for the amount equal to the fractional value and the issue premium for the amount in excess of the fractional value), was determined by the board of directors following negotiations with Exact Sciences. The negotiation process was conducted objectively and independently. The exercise price represented a premium of circa 45% compared to the trading price of the Company’s American depositary shares that were traded on Nasdaq on August 23, 2023, i.e. the day on which the Amendment was signed.

Whether or not an Exact Sciences Warrant will be exercised depends on the (sole) decision of Exact Sciences. Such decision will depend on the price of the Company’s shares at the moment of the decision whether or not to exercise as compared with the exercise price of the Exact Sciences Warrants, since essentially, Exact Sciences can realise a capital gain at the exercise of the Exact Sciences Warrants if the price of the Company’s shares at that moment is higher than the exercise price of the Exact Sciences Warrants (not taking into account the possible tax related costs and assuming that Exact Sciences can sell the underlying share at such price on the market).

Therefore, taking into account all of the above, the board of directors is of the opinion that the exercise price of the Exact Sciences Warrants is not unreasonable and can be sufficiently justified, and that it is in the interest of the Company, the existing shareholders, the existing holders of subscription rights (share options) of the Company, and other stakeholders.

6.	Justification of the dis-application of the statutory preferential subscription right

In the context of the envisaged Transaction as described above, the board of directors proposes to the EGM to dis-apply the statutory preferential subscription right of the existing shareholders of the Company and, to the extent necessary, of the existing holders of subscription rights (share options) of the Company in accordance with articles 7:191 and 7:193 of the Belgian Companies and Associations Code, to the benefit of Exact Sciences.

The dis-application of the statutory preferential subscription right of the existing shareholders and, to the extent necessary, of the existing holders of subscription rights (share options), is necessary to enable the Company to issue the Exact Sciences Warrants in accordance with the Amendment.

The Company’s undertaking to submit the issuance of the Exact Sciences Warrants to the EGM was one of the key elements that allowed the Company to enter into the Amendment and to defer and amend the payments in cash of milestones under the Initial Earn-Out Consideration This enabled the Company to preserve its cash resources to further finance its activities, as set out in paragraph 4 above.

English translation - For information purposes only

If the Exact Sciences Warrants are not issued to Exact Sciences, as provided for in the Amendment, the Company could be in breach of its undertakings pursuant to the Amendment.

For all the above reasons, the board of directors is of the opinion that the proposed issuance of the Exact Sciences Warrants, with dis-application of the statutory preferential subscription right to the benefit of Exact Sciences and notwithstanding the dilution resulting from the potential exercise of the Exact Sciences Warrants for the shareholders and, as the case may be, the holders of subscription rights (share options), is in the interest of both the Company and existing shareholders and holders of subscription rights (share options), and other stakeholders, since it allowed the Company to defer and amend payments in cash of milestones under the Initial Earn-Out Consideration.

7.	Certain financial consequences

7.1.	Introductory comments

The following paragraphs provide an overview of certain financial consequences of the potential exercise of the Exact Sciences Warrants. For further information with regard to the financial consequences of the potential exercise of the Exact Sciences Warrants, reference is also made to the report prepared in accordance with articles 7:180, 7:191 and 7:193 of the Belgian Companies and Associations Code by the statutory auditor of the Company, BDO Réviseurs d’Entreprises SRL.

Whether or not new shares are issued pursuant to the exercise of the Exact Sciences Warrants will depend on whether or not the Exact Sciences Warrants are exercised by Exact Sciences.

Likewise, the actual financial consequences resulting from the exercise or conversion for shares of the other outstanding and proposed new dilutive instruments of the Company cannot yet be determined with certainty.

Accordingly, the discussion herein of the financial consequences of the proposed issuance and exercise of the Exact Sciences Warrants for existing shareholders is purely illustrative and hypothetical, and is based on purely indicative financial parameters (where relevant)

Subject to the foregoing reservations, for the purposes of the illustration of some of the financial consequences of the exercise of the Exact Sciences Warrants and notably the dilution for the shareholders, the following parameters and assumptions were used:

(a)	Exchange Rate[1]: For the purpose of the simulations and illustrations below, the following exchange rate is used: USD 1.0743 for 1 EUR, which is the exchange rate as published by the ECB on https://www.ecb.europa.eu/stats/policy_and_exchange_rates/euro_reference_exchange_rates/html/index.en.html on May 8, 2024 (the “Exchange Rate”).

(b)	Current share capital: At the date of this report, the share capital of the Company amounts to EUR 164,302,752.89 represented by 27,288,093 shares without nominal value, each representing the same fraction of the share capital, i.e., (rounded) EUR 6.0210. The share capital is entirely and unconditionally subscribed for and is fully paid-up.

[1]	The Company’s shares are listed on Nasdaq, where they are traded in USD. However, the Company’s share capital is currently expressed in EUR. In view of the current difference between the Company’s shares trading currency and the Company’s share capital currency, except for amounts in the financial dilution simulations in paragraph 7.4 below, all amounts in USD used in the simulations herein are converted in EUR on the basis of the Exchange Rate.

English translation - For information purposes only

(c)	The Transaction: In order to illustrate the maximum potential dilutive effects of the Transaction below, it is assumed that the 1,000,000 Exact Sciences Warrants are issued and all exercised, for a total of 1,000,000 newly issued shares at an issue price of USD 5.265 per new shares, resulting in a total issue price of USD 5,265,000, or, applying the Exchange Rate, at an issue price of EUR 4.900 per new shares, resulting in a total issue price of EUR 4,900,000 (including issue premium, if any). To reflect maximum dilution, the maximum 7.5% shareholding cap (as described above) is not taken into account in the simulations below. Should this 7.5% shareholding cap be applied, only 3,528,875 shares could be issued to Exact Sciences on a fully diluted basis, taking into account the most dilutive parameters used herein.

(d)	Share Options: Furthermore, the following 18,388,230 subscription rights issued by the Company are still outstanding at the date of this report (the “Share Options”):

(i)	522,500 outstanding share options issued under the form of subscription rights on June 23, 2014 (“2014 Share Options”) (of which 68,500 share options have not yet been granted)[2];

(ii)	1,866,000 outstanding share options issued under the form of subscription rights on June 19, 2017 (“2017 Share Options”) (which have all been granted);

(iii)	2,632,860 outstanding share options issued under the form of subscription rights on June 21, 2019 (“2019 Share Options”) (of which 1,500 share options have not yet been granted);

(iv)	3,525,000 outstanding share options issued under the form of subscription rights on May 27, 2021 (“2021 Share Options”) (which have all been granted);

(v)	4,851,870 outstanding share options issued under the form of subscription rights on May 25, 2022 (“2022 Share Options”) (of which 2,500 share options have not yet been granted); and

(vi)	4,990,000 outstanding share options issued under the form of subscription rights on June 30, 2023 (“2023 Share Options”) (of which 1,960,000 share options have not yet been granted).

Each of the aforementioned Share Options entitles the holders thereof to subscribe for one new share of the Company upon exercise of the relevant Share Option. For the purpose of the full-dilution scenario calculations further below, it is assumed that all of the 18,388,230 outstanding Share Options (including the 68,500 outstanding 2014 Share Options, the 1,500 outstanding 2019 Share Options, the 2,500 outstanding 2022 Share Options and the 1,960,000 outstanding 2023 Share Options that can still be granted) have been effectively granted, have vested and are exercisable. On that basis, if all 18,388,230 Share Options were exercised, 1,838,823 new shares would need to be issued by the Company.

[2]	All 2014 Share Options that are not exercised by June 23, 2024 will automatically lapse and become null and void.

English translation - For information purposes only

(e)	Amended Earn-Out Consideration: For the purpose of the full-dilution scenario calculations further below, it is assumed that the full Amended Earn-Out Consideration amount of USD 82,500,000.00 is converted, by applying the Exchange Rate (see paragraph 7.1(a)), into EUR 76,794,191.56 and is fully paid in kind by the Company to Exact Sciences by the issuance of new shares of the Company, at an issue price per share of USD 3.00 (i.e., the closing price of the Company’s shares on Nasdaq on May 8, 2024) or, applying the Exchange Rate, at an issue price per share of EUR 2.79, in consideration of the settlement through a contribution in kind of receivables due by the Company to Exact Sciences up to the Amended Earn-Out Consideration. To reflect maximum dilution, the maximum 7.5% shareholding cap (as described above) is not taken into account in the simulations below. Should this 7.5% shareholding cap be applied, only 3,528,875 shares could be issued to Exact Sciences on a fully diluted basis, taking into account the most dilutive parameters used herein.

(f)	ATM Facility: On April 30, 2024, the Company entered into a sales agreement with TD Securities (USA) LLC (“TD Cowen”) with respect to an equity offering program under which the Company may offer and place new shares, via TD Cowen and through various placements from time to time in an “at the market offering”, as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, and the rules and regulations thereunder, for an aggregate maximum offering amount of USD 50,000,000 (the “ATM Facility”). The actual number of new shares to be issued in the framework of the ATM Facility will vary depending on the effective placements of new shares and on the price for each such placements. However the number of new shares to be issued in the framework of the ATM Facility shall not exceed 100,000,000 shares. Such new shares will be placed at a final subscription price per new share in function of the then current USD market prices on Nasdaq at the time of the relevant placements, while such issue price cannot be lower than USD 0.50.

For the purpose of the full-dilution scenario calculations further below, it is assumed that (i) new shares are issued under the ATM Facility for the full amount of USD 50,000,000.00, and (ii) all such new shares issued under the ATM Facility are issued at an issue price per share of USD 3.00 (i.e., the closing price of the Company’s shares on Nasdaq on May 8, 2024). On that basis, applying the Exchange Rate, EUR 46,541,934.28 would be raised by the Company against the issuance 16,681,696 new shares of the Company at an issue price of EUR 2.79 per share.

(g)	OrbiMed Warrants: On May 1, 2024, the Company entered into a credit agreement, as guarantor, with MDxHealth, Inc., a wholly-owned subsidiary of the Company, as borrower, and ORC SPV LLC (“OrbiMed”), as lender and administrative agent, pursuant to which OrbiMed agreed to provide a five-year senior secured credit facility in an aggregate principal amount of up to USD 100 million, of which (i) USD 55 million was advanced on the date of closing, (ii) USD 25 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2025, subject to certain net revenue requirements and other customary conditions, and, and (iii) USD 20 million will be made available, at MDxHealth, Inc.’s discretion, on or prior to March 31, 2026, subject to certain net revenue requirements and other customary conditions. Furthermore, pursuant to the credit agreement, the Company has committed to issue to the benefit of affiliates of OrbiMed, 1,243,060 new subscription rights for new shares of the Company (each exercisable for 1 new share of the Company at an exercise price per new share of USD 2.4134) with a 5 years term as from their issue date (the “OrbiMed Warrants”). The proposed issuance of the OrbiMed Warrants will be submitted for approval by the same extraordinary general shareholders’ meeting of the Company as the one that will need to decide on the issuance of the Exact Sciences Warrants.

English translation - For information purposes only

For the purpose of the full dilution scenario calculations further below, it is assumed that the 1,243,060 OrbiMed Warrants are issued and all exercised, for a total of 1,243,060 newly issued shares at an issue price of USD 2.41 (rounded) per new shares, resulting in a total issue price of USD 2,995,774.60, or, applying the Exchange Rate, at an issue price of EUR 2.24 (rounded) per new shares, resulting in a total issue price of EUR 2,784,454.40 (including issue premium, if any). It is also assumed that the aggregate subscription price for the OrbiMed Warrants is paid in full upon issuance and subscription of the OrbiMed Warrants.

(h)	Allocation of the issue price of the outstanding dilutive instruments: Upon the issuance of new shares upon exercise of the OrbiMed Warrants (should their issuance be approved by an extraordinary general shareholders’ meeting of the Company), and/or the full placement of the ATM Facility, and/or the contribution of the Amended Earn-Out Consideration, and/or the exercise of the Share Options, the amount of the issue price of the relevant new shares will be booked as equity (in the form of share capital and share premium, as the case may be). The amount that shall be booked as share capital shall, on a per share basis, be equal to the amount of the applicable fractional value of the Company’s shares at the relevant time. The balance, as the case may be, shall be booked as issue premium.

In this report, when reference is made to “outstanding dilutive instruments”, it refers, respectively, to the issuance of new shares upon exercise of the OrbiMed Warrants, the full placement of the ATM Facility, the contribution of the Amended Earn-Out Consideration and the exercise of the outstanding Share Options.

Whether the Exact Sciences Warrants (assuming their issuance will be approved by an extraordinary general shareholders’ meeting of the Company), the outstanding Share Options or OrbiMed Warrants (assuming their issuance will be approved by an extraordinary general shareholders’ meeting of the Company) will be effectively exercised will ultimately depend on the decision of the respective holders thereof. Such decision will likely be in function of the market price of the shares of the Company at the moment of exercise or conversion, compared to their respective exercise prices. The respective holders will likely not exercise if the market price of the shares of the Company is less than the relevant exercise price.

Whether the Amended Earn-Out Consideration amount is due and converted into shares of the Company will depend on the fulfilment (or not) of the respective conditions provided by the Asset Purchase Agreement, as amended from time to time. Furthermore, should an Amended Earn-Out Consideration amount be due by the Company to Exact Sciences, the Company can also ultimately opt to pay such Amended Earn-Out Consideration amount in cash rather than in shares.

Whether the full USD 50,000,000 amount is placed by the Company under the ATM Facility, the applicable issue prices for such placements and the total number of new shares issued under the ATM Facility will depend on the ultimate decision of the Company to proceed with such placements, the terms at which such placements are made (including the relevant USD market prices on Nasdaq used as reference to determine the relevant issue prices) and whether such placements are successful or not.

7.2.	Evolution of the share capital, voting power, participation in the results and other shareholder rights

Each share in the Company currently represents an equal part of the share capital of the Company and provides for one vote in function of the part of the capital it represents. The issuance of the new shares upon exercise of the Exact Sciences Warrants (provided that the Exact Sciences Warrants are issued to the benefit of Exact Sciences) will lead to a dilution of the existing shareholders of the Company and of the relative voting power of each share in the Company.

English translation - For information purposes only

The dilution relating to the voting right also applies, mutatis mutandis, to the participation of each share in the profit and liquidation proceeds and other rights attached to the shares of the Company, such as the statutory preferential subscription right in case of a capital increase in cash through the issuance of new shares or in case of the issuance of new subscription rights or convertible bonds.

Specifically, prior to the issuance of new shares upon exercise of the Exact Sciences Warrants (and prior to the issuance of new shares pursuant the other outstanding dilutive instruments), each share of the Company participates equally in the profit and liquidation proceeds of the Company and each shareholder has a statutory preferential subscription right in case of a capital increase in cash or in case of the issuance of new subscription rights or convertible bonds. In case of the issuance of the new shares upon exercise of the Exact Sciences Warrants (provided that the Exact Sciences Warrants are issued to the benefit of Exact Sciences), the new shares to be issued will have the same rights and benefits as, and rank pari passu in all respects with, the existing and outstanding shares of the Company at the moment of their issuance and delivery, and will be entitled to dividends and other distributions in respect of which the relevant record date or due date falls on or after the date of issuance and delivery of the new shares. As a result (and to the extent the new shares will be issued and subscribed for pursuant to the exercise of the Exact Sciences Warrants), the participation by the existing shareholders in the profit and liquidation proceeds of the Company and their holders’ statutory preferential subscription right in case of a capital increase in cash, shall be diluted accordingly.

A similar dilution occurs upon exercise or conversion of the other outstanding dilutive instruments.

Furthermore, in accordance with article 7:178 of the Belgian Companies and Associations Code, after the completion of the issuance of the new shares upon exercise of the Exact Sciences Warrants, all of the Company’s outstanding shares will have the same (as the case may be adjusted) fractional value.

Subject to the methodological reservations noted in paragraph 7.1, the evolution of the share capital and the number of shares, with voting rights attached thereto, of the Company as a result of the proposed issuance and exercise of all 1,000,000 Exact Sciences Warrants (and the subsequent issuance of 1,000,000 new shares resulting from it) is simulated below in a scenario before dilution due to outstanding dilutive instruments, as well as in a scenario after dilution due to outstanding dilutive instruments.

Evolution of the number of outstanding shares

After the exercise of the Exact Sciences Warrants but before dilution due to outstanding dilutive instruments
(A) Outstanding shares	27,288,093
(B) New shares to be issued upon exercise of the Exact Sciences Warrants	1,000,000
(C) Total number of shares outstanding after (B)	28,288,093
(D) Dilution	3.54%

After dilution due to outstanding dilutive instruments but before the exercise of the Exact Sciences Warrants
(A) Outstanding shares	27,288,093
(B) New shares to be issued upon exercise of all outstanding Share Options	1,838,823
(C) New shares to be issued upon contribution of the Amended Earn-Out Consideration	27,499,999
(D) New shares to be issued upon exercise of all OrbiMed Warrants	1,243,060
(E) New shares to be issued upon full placement of the ATM Facility	16,681,696
(F) Total number of new shares to be issued under (B), (C), (D) and (E)	47,263,578
(G) Total number of shares outstanding after (B), (C), (D) and (E)	74,551,671

After the exercise of the Exact Sciences Warrants and after dilution due to outstanding dilutive instruments
(A) Outstanding shares after dilution due to outstanding dilutive instruments	74,551,671
(B) New shares to be issued upon exercise of the Exact Sciences Warrants	1,000,000
(C) Total number of shares outstanding after (B)	75,551,671
(D) Dilution	1.32%

English translation - For information purposes only

Subject to the methodological reservations noted in paragraph 7.1, the table below reflects the evolution of the share capital, assuming the exercise of all 1,000,000 Exact Sciences Warrants and the subsequent issuance of 1,000,000 new shares resulting from it. The maximum amount of share capital increase (excluding issue premium) is computed by multiplying the number of new shares to be issued (i.e., 1,000,000) with the fractional value (i.e., currently rounded EUR 6.0210 per share).

Evolution of the share capital(1)

Before the exercise of the Exact Sciences Warrants
(A) Share capital (in EUR)	164,302,752.89
(B) Outstanding shares	27,288,093
(C) Fractional value (in EUR) (rounded)	6.0210

Exercise of the Exact Sciences Warrants
(A) Increase of share capital (in EUR)	4,900,000.00
(B) New shares to be issued upon exercise of the Exact Sciences Warrants..	1,000,000

After the exercise of the Exact Sciences Warrants
(A) Share capital (in EUR)	169,202,752.89
(B) Outstanding shares	28,288,093
(C) Fractional value (in EUR) (rounded)	5.9814	(2)

Notes:

(1)	This simulation does not take into account the exercise or conversion of outstanding dilutive instruments.

(2)	The issue price is lower than the fractional value of the existing shares of the Company (i.e., currently rounded EUR 6.0210). Therefore, in accordance with Article 7:178 of the Belgian Companies and Associations Code, after the exercise of the Exact Sciences Warrants, all outstanding shares of the Company will have the same fractional value, i.e. rounded to EUR 5.9814.

7.3.	Participation in the consolidated accounting net equity

The evolution of the consolidated accounting net equity of the Company as a result of the exercise of the Exact Sciences Warrants is simulated below.

The simulation is based on the audited consolidated annual financial statements of the Company for the financial year ended on December 31, 2023 (which have been prepared in accordance with the International Financial Reporting Standards, as adopted by the European Union (“IFRS”) and which have been submitted to the Company’s annual shareholders’ meeting for approval). The consolidated accounting net equity of the Company as at December 31, 2023 amounted to EUR 6,709 (’000) (rounded) (i.e., USD 7,208 (’000) (rounded)), on the basis of the Exchange Rate) or EUR 0.2459 (rounded) per share (based on 27,288,093 outstanding shares as at December 31, 2023). The simulation does not take into account any changes in the consolidated accounting net equity since December 31, 2023.

English translation - For information purposes only

For further information on the Company’s net equity position on December 31, 2023, reference is made to the financial statements of the Company, which are available on the Company’s website.

Based on the assumptions set out above, as a result of the exercise of the Exact Sciences Warrants, without taking into account the other outstanding dilutive instruments, the Company’s accounting net equity on a consolidated basis, would be increased as indicated below:

Evolution of the consolidated accounting net equity

Consolidated net equity for FY 2023
(A) Net equity (in EUR ’000) (rounded)	6,709
(B) Outstanding shares	27,288,093
(C) Net equity per share (in EUR) (rounded)	0.2459

Exercise of the Exact Sciences Warrants
(A) Increase of net equity (in EUR ’000) (rounded) (1)	4,900
(B) New shares to be issued upon exercise of the Exact Sciences Warrants	1,000,000

After exercise of the Exact Sciences Warrants
(A) Net equity (in EUR ’000) (rounded)	11,609
(B) Outstanding shares	28,288,093
(C) Net equity per share (in EUR) (rounded)	0.4104

The table above demonstrates that the issuance of the Exact Sciences Warrants and the subsequent exercise of all the Exact Sciences Warrants will would, from a pure accounting point of view, lead to an increase of the amount represented by each share in the consolidated accounting net equity of the Company.

7.4.	Financial dilution

The evolution of the market capitalisation as a result of the exercise of the Exact Sciences Warrants is simulated below.

Subject to the methodological reservations noted in paragraph 7.1, the table below reflects the impact of the exercise of the Exact Sciences Warrants, without taking into account the other outstanding dilutive instruments, on the market capitalisation and the resulting financial dilution.

English translation - For information purposes only

After close of trading on Nasdaq on May 8, 2024, the Company’s market capitalisation was USD 81,864,279.00, on the basis of a closing price of USD 3.0000 per share. Assuming that, following the exercise of the Exact Sciences Warrants, without taking into account the other outstanding dilutive instruments, the market capitalisation increases exclusively with the funds raised based on the parameters described hereabove, the new market capitalisation would then be rounded to USD 3.0801 per share. This would represent a (theoretical) financial accretion of 2.67% per share.

Evolution of the market capitalisation and financial dilution

Before the exercise of the Exact Sciences Warrants (1)
(A) Market capitalisation (in USD)	81,864,279.00
(B) Outstanding shares	27,288,093
(C) Market capitalisation per share (in USD)	3.0000

Exercise of the Exact Sciences Warrants
(A) Funds raised (in USD)	5,265,000.00
(B) New shares to be issued upon exercise of the Exact Sciences Warrants	1,000,000

After the exercise of the Exact Sciences Warrants (1)
(A) Market capitalisation (in USD)	87,129,279.00
(B) Outstanding shares	28,288,093
(C) Market capitalisation per share (in USD) (rounded)	3.0801

Dilution/Accretion	2.67%

Notes:

(1)	At the date of this report and not taking into account the potential issuance of new shares pursuant to the exercise or conversion of other outstanding dilutive instruments.

7.5.	Other financial consequences

For a further discussion on the financial consequences of the proposed issuance of the Exact Sciences Warrants and their subsequent exercise, the board of directors refers to the report prepared in connection therewith by the statutory auditor of the Company.

*    *    *

Done on May 13, 2024.

English translation - For information purposes only

On behalf of the board of directors,

	[Signed]		[Signed]
By:		By:

English translation - For information purposes only

ANNEX A

EXACT SCIENCES WARRANTS TERMS AND CONDITIONS

English translation - For information purposes only

ANNEX B

REPORT OF THE STATUTORY AUDITOR PREPARED IN ACCORDANCE WITH
ARTICLES 7:180, 7:191 AND 7:193 OF THE BELGIAN COMPANIES AND ASSOCIATIONS
CODE